3628

THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

09045836

SUPPL

SEC Mail Processing Section
APR 09 2009
Washington, DC
101

March 23, 2009

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Fourth Quarter Interim Financial Statements
4. Interim MD&A – Fourth Quarter
5. News Release – Fourth Quarter

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

Natalija Zmavc
Director, Taxation, Treasury &
Assistant Corporate Secretary

Telephone: (204) 934-1782
Fax: (204) 934-1455
Email Address: nzmavc@northwest.ca

4/13

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2009

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2009

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2009

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2009

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)		**January 31 2009**		January 31 2008
ASSETS				
Current assets				
Cash	**$**	**25,730**	$	21,732
Accounts receivable		**68,485**		62,759
Inventories (Note 2)		**181,780**		162,481
Prepaid expenses		**5,845**		3,604
Future income taxes		**3,248**		3,485
Total Current Assets		**285,088**		254,061
Property and equipment		**248,856**		223,397
Other assets		**20,360**		18,088
Intangible assets (Note 3)		**15,900**		5,522
Goodwill		**32,372**		26,882
Future income taxes		**6,597**		1,720
Total Assets	**$**	**609,173**	$	529,670
LIABILITIES				
Current liabilities				
Bank advances and short-term notes (Note 4)	**$**	**5,974**	$	4,336
Accounts payable and accrued liabilities		**117,451**		109,877
Income taxes payable		**2,549**		2,053
Current portion of long-term debt (Notes 5,6)		**49,327**		18,633
Total Current Liabilities		**175,301**		134,899
Long-term debt (Notes 5, 6)		**157,725**		136,864
Asset retirement obligations		**1,737**		1,606
Total Liabilities		**334,763**		273,369
EQUITY				
Capital		**165,133**		165,133
Unit purchase loan plan (Note 7)		**(11,296)**		(12,342)
Contributed surplus		**1,569**		970
Retained earnings		**110,475**		100,526
Accumulated other comprehensive income (Note 9)		**8,529**		2,014
Total Equity		**274,410**		256,301
Total Liabilities and Equity	**$**	**609,173**	$	529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**Three Months Ended January 31 2009**	Three Months Ended January 31 2008	**Twelve Months Ended January 31 2009**	Twelve Months Ended January 31 2008
SALES	**$ 375,727**	$ 318,010	**$ 1,392,634**	$ 1,064,490
Cost of sales, selling and administrative expenses	**(343,556)**	(286,494)	**(1,270,377)**	(957,933)
Net earnings before amortization, interest and income taxes	**32,171**	31,516	**122,257**	106,557
Amortization	**(8,410)**	(7,390)	**(32,054)**	(26,950)
	23,761	24,126	**90,203**	79,607
Interest	**(1,797)**	(2,460)	**(8,307)**	(7,465)
	21,964	21,666	**81,896**	72,142
Provision for income taxes	**(2,320)**	(2,808)	**(6,518)**	(9,151)
NET EARNINGS FOR THE PERIOD	**$ 19,644**	$ 18,858	**$ 75,378**	$ 62,991
Retained earnings, beginning of period as previously reported	**109,698**	100,536	**100,526**	93,253
Accounting policy changes (Note 2)	**-**	-	**(119)**	(83)
Retained earnings, as restated	**109,698**	100,536	**100,407**	93,170
Distributions (Note 11)	**(18,867)**	(18,868)	**(65,310)**	(55,635)
RETAINED EARNINGS, END OF PERIOD	**$ 110,475**	$ 100,526	**$ 110,475**	$ 100,526
NET EARNINGS PER UNIT				
Basic	**$ 0.41**	$ 0.39	**$ 1.58**	$ 1.32
Diluted	**$ 0.40**	$ 0.39	**$ 1.56**	$ 1.31
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,722**	47,700	**47,718**	47,649
Diluted	**48,441**	48,416	**48,431**	48,410

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	**Three Months Ended January 31 2009**	Three Months Ended January 31 2008	**Twelve Months Ended January 31 2009**	Twelve Months Ended January 31 2008
NET EARNINGS	**$ 19,644**	$ 18,858	**$ 75,378**	$ 62,991
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**347**	933	**6,515**	(2,668)
Other comprehensive income (loss) (Note 9)	**347**	933	**6,515**	(2,668)
COMPREHENSIVE INCOME	**$ 19,991**	$ 19,791	**$ 81,893**	$ 60,323

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**Three Months Ended January 31 2009**	Three Months Ended January 31 2008	**Twelve Months Ended January 31 2009**	Twelve Months Ended January 31 2008
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 19,644**	$ 18,858	**$ 75,378**	$ 62,991
Non-cash items				
Amortization	**8,410**	7,390	**32,054**	26,950
Future income taxes	**758**	4,898	**(919)**	3,656
Unit purchase loan plan compensation (Note 8)	**-**	-	**599**	587
Amortization of deferred financing costs	**46**	46	**186**	186
(Gain) Loss on disposal of property and equipment	**(1,004)**	(57)	**(974)**	369
	27,854	31,135	**106,324**	94,739
Change in non-cash working capital	**12,025**	16,982	**(14,458)**	742
Change in other non-cash items	**1,062**	43	**(1,688)**	(1,890)
Operating activities	**40,941**	48,160	**90,178**	93,591
Investing Activities				
Business acquisitions (Note 14)	**-**	(54,258)	**(7,656)**	(54,258)
Purchase of property and equipment	**(17,966)**	(14,362)	**(46,118)**	(44,409)
Proceeds from disposal of property and equipment	**1,045**	365	**4,339**	549
Investing activities	**(16,921)**	(68,255)	**(49,435)**	(98,118)
Financing Activities				
Change in bank advances and short-term notes	**(2,646)**	(70,945)	**548**	(20,117)
Net repayments (purchases) under unit purchase loan plan	**111**	99	**1,046**	(849)
Increase (decrease) in long-term debt	**(8,267)**	97,099	**47,822**	97,099
Repayment of long-term debt	**(127)**	(54)	**(18,431)**	(20,278)
Return of capital	**-**	(72)	**-**	(72)
Distributions (Note 11)	**(15,482)**	(13,062)	**(67,730)**	(54,667)
Financing activities	**(26,411)**	13,065	**(36,745)**	1,116
NET CHANGE IN CASH	**$ (2,391)**	$ (7,030)	**$ 3,998**	$ (3,411)
Cash acquired in business acquisition	**-**	3,043	**-**	3,043
Cash, beginning of period	**28,121**	25,719	**21,732**	22,100
CASH, END OF PERIOD	**$ 25,730**	$ 21,732	**$ 25,730**	$ 21,732
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,036**	$ 2,926	**$ 8,287**	$ 7,503
Income taxes	**$ 1,556**	$ 1,756	**$ 7,535**	$ 6,886

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred to bring the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bring the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended January 31, 2009 is $267,493 of inventories recognized as an expense (twelve months ended January 31, 2009 - $990,348), which includes $369 for the write-down of inventories as a result of net realizable value being lower than cost (twelve months ended January 31, 2009 - $1,235). There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Goodwill and Intangible Assets

The requirements of Section 3064, Goodwill and Intangible Assets have been adopted and reflected in the Company's financial statements as at January 31, 2009. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009.

The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no impact on the Company's financial statement disclosures or its results from operations.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the CICA Section 3855 Financial Instruments - Recognition and Measurement; Section 3861 Financial Instruments - Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income; and Section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

3. Intangible Assets

	January 31, 2009		January 31, 2008	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Intangible assets with definite lives:				
Software	**$ 11,877**	**$ 6,373**	$ 8,291	$ 3,714
Non-compete agreements	**2,791**	**1,050**	1,370	425
Intangible assets with indefinite lives:				
Cost-U-Less, Inc. banner	**8,655**	**-**	-	-
	$ 23,323	**$ 7,423**	$ 9,661	$ 4,139
Net book value	**$ 15,900**		$ 5,522	

The amount allocated to the Cost-U-Less, Inc. banner is an indefinite life intangible asset as it is expected to generate cash flows in perpetuity. Indefinite life intangible assets are not amortized but are subject to an annual impairment test. The annual impairment test was performed and there was no impairment to the carrying value.

Intangible asset amortization expense recorded in amortization on the consolidated statement of earnings for the year ended January 31, 2009 is $3,284 (January 31, 2008 - $2,366).

4. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 5).

International operations have available demand, revolving loan facilities of US$15,000 at interest rates of US prime minus a spread secured by a floating charge against certain accounts receivable and inventories of the International operations. At January 31, 2009, the International operations had drawn US$4,832 (January 31, 2008 - US$4,326) on the facility.

5. Long-term Debt

	January 31 2009	January 31 2008
Senior notes [(1)]	**$ 48,411**	$ 57,292
Revolving loan facilities [(2)]	**90,031**	41,919
Non-revolving loan facilities [(3)]	**64,293**	52,114
Notes payable [(4)]	**1,799**	1,726
Obligations under capital lease [(5)]	**2,518**	2,446
	207,052	155,497
Less: Current portion of long-term debt	**49,327**	18,633
	$ 157,725	$ 136,864

(1) The US$39,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$9,000 of its senior notes.

(2) Canadian operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At January 31, 2009, the Company has drawn $90,031 (January 31, 2008 - $41,919) on these facilities.

(3) International operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At January 31, 2009 the Company had drawn US$52,000 (January 31, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,455 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,036 (January 31, 2008 - US$2,441) is repayable in blended principal and interest payments of US$634 annually.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

6. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at January 31, 2009	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 25,730	$ 25,730	$ -
Accounts receivable	Short-term	68,485	68,485	-
Financial assets included in other assets	Long-term	4,845	4,845	-
Bank advances and short-term notes (Note 4)	Short-term	(5,974)	(5,974)	-
Accounts payable and accrued liabilities	Short-term	(117,451)	(117,451)	-
Financial derivative instruments (1)	Short-term	-	-	(129)
Current portion of long-term debt (1)	Short-term	(49,198)	(49,198)	-
Long-term debt (Note 5)	Long-term	(157,725)	(158,638)	-

(1) These items total $49,327 which comprises the current portion of long-term debt (Note 5).

		Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at January 31, 2008	Maturity	Carrying Value	Fair Value	Carrying Value
Cash	Short-term	$ 21,732	$ 21,732	$ -
Accounts receivable	Short-term	62,759	62,759	-
Financial assets included in other assets	Long-term	4,820	4,820	-
Bank advances and short-term notes (Note 4)	Short-term	(4,336)	(4,336)	-
Accounts payable and accrued liabilities	Short-term	(109,877)	(109,877)	-
Financial derivative instruments (1)	Short-term	-	-	(5,116)
Current portion of long-term debt (1)	Short-term	(13,517)	(13,517)	-
Long-term debt (Note 5)	Long-term	(136,864)	(138,001)	-

(1) These items total $18,633 which comprises the current portion of long-term debt (Note 5).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the immediate or short-term period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The financial derivative instruments have been marked to market using rates published by the financial institution which is counter-party to these contracts.

The Company recorded interest revenue of $142 for the three months ended January 31, 2009 (three months ended January 31, 2008 - $140 expense). For the twelve months ended January 31, 2009, the Company recorded interest revenue of $93 (twelve months ended January 31, 2008 - $51 expense) and a foreign exchange gain of $7 (twelve months ended January 31, 2008 loss - $118) included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings and retained earnings.

Financial Derivative Instruments

As at January 31, 2009	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$9,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 129 (2007 - $121)
Cross-currency interest rate swaps in effective fair value hedging relationship	- (2007 - US$7,000)	B.A. plus 2.99%	- (2007 - $3,937)
Cross-currency interest rate swaps no longer in effective hedging relationship	- (2007 - US$2,000)	B.A. plus 3.16%	- (2007 - $1,058)

7. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 655,777 units (January 31, 2008 - 677,197) of the Fund with a quoted value at January 31, 2009 of $10,584 (January 31, 2008 - $12,474). Loans receivable at January 31, 2009 of $11,296 (January 31, 2008 - $12,342) are recorded as a reduction of equity. The loans mature January 31, 2011. The maximum value of the loans receivable under the plan is currently limited to $15,000.

8. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended January 31, 2009 is $72 (three months ended January 31, 2008 - $41 recovery) and expense for the twelve months ended January 31, 2009 is $348 (twelve months ended January 31, 2008 - $387). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at January 31, 2009 is 70,265 (January 31, 2008 - 42,677). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 7). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the CICA handbook.

There was no compensation cost related to loans renewed under the unit purchase loan plan for the three months ended January 31, 2009 (three months ended January 31, 2008 - NIL) and for the twelve months ending January 31, 2009 is $599 (twelve months ending January 31, 2008 - $587). Compensation cost is recorded in cost of sales, selling and administrative expenses with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2008	2007
Loan maturity	2011	2010
Risk-free interest rate	2.3%	4.2%
Expected volatility	28.3%	25.7%

Long Term Incentive Plans

The Company implemented Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The RSU account for each participant includes the value of distributions from the Fund as if reinvested in additional RSU's. RSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The PSU account for each participant includes the value of distributions from the Fund as if reinvested in additional PSU's. PSU awards vest with the employee on the third fiscal year-end following the date of the grant to which the award relates. Compensation expense is measured initially based on the fair market value of the Fund's units at the grant date and subsequently adjusted for additional units granted based on the reinvestment of notional distributions and the market value of the units at the end of the reporting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended January 31, 2009 are $332 and for the twelve months ended January 31, 2009 are $1,904.

9. Accumulated Other Comprehensive Income

	January 31 2009	January 31 2008
Balance, beginning of period	**$ 2,014**	$ 4,682
Other comprehensive income (loss)	**6,515**	(2,668)
Accumulated other comprehensive income, end of period	**8,529**	2,014
Retained earnings, end of period	**110,475**	100,526
Total accumulated other comprehensive income and retained earnings	**$ 119,004**	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. The US$39 million of senior notes have been designated as a hedge against the foreign operations.

10. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended January 31, 2009 is $869 (three months ended January 31, 2008 - $837) and the twelve months ended January 31, 2009 is $3,119 (twelve months ended January 31, 2008 - $3,687). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended January 31, 2009 of US$95 (three months ended January 31, 2008 - US$64) and for the twelve months ended January 31, 2009 of US$396 (twelve months ended January 31, 2008 - US$213).

11. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended January 31, 2009 are $15,482 (three months ended January 31, 2008 - $13,062) and twelve months ending January 31, 2009 are $67,730 including a special distribution of $5,806 paid on February 22, 2008 to unitholders of record on December 31, 2007 (twelve months ending January 31, 2008 - $54,667 including a special distribution of $4,838 paid on February 23, 2007 to unitholders of record on December 31, 2006). Distributions recorded in retained earnings for the year ended January 31, 2009 are $65,310. A special distribution of $3,386 to unitholders of record on December 31, 2008 is recorded in retained earnings and was paid in cash on February 20, 2009.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

12. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended January 31 2009	Three Months Ended January 31 2008	**Twelve Months Ended January 31 2009**	Twelve Months Ended January 31 2008
Sales				
Canada	**$ 235,684**	$ 238,414	**$ 899,263**	$ 852,773
International	**140,043**	79,596	**493,371**	211,717
Total	**$ 375,727**	$ 318,010	**$ 1,392,634**	$ 1,064,490
Net earnings before amortization, interest and income taxes				
Canada	**$ 24,087**	$ 25,544	**$ 90,606**	$ 87,410
International	**8,084**	5,972	**31,651**	19,147
Total	**$ 32,171**	$ 31,516	**$ 122,257**	$ 106,557
Net earnings before interest and income taxes				
Canada	**$ 17,659**	$ 19,526	**$ 66,105**	$ 64,776
International	**6,102**	4,600	**24,098**	14,831
Total	**$ 23,761**	$ 24,126	**$ 90,203**	$ 79,607
Total Assets				
Canada	**$ 405,417**	$ 367,882	**$ 405,417**	$ 367,882
International	**203,756**	161,788	**203,756**	161,788
Total	**$ 609,173**	$ 529,670	**$ 609,173**	$ 529,670

International includes the operations of Alaska Commercial Company, Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 14) and Span Alaska Enterprises, Inc. which was acquired on March 3, 2008 (Note 14). Included in Canadian total assets is property and equipment of $173,862 (January 31, 2008 - $160,414). International total assets includes property and equipment of $74,994 (January 31, 2008 - $62,983) and goodwill of $32,372 (January 31, 2008 - $26,882).

13. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

14. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. (CUL) a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The Company finalized the purchase price allocation during the quarter ended January 31, 2009 for both the CUL and Span acquisitions. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. In addition to fair value adjustments to the assets and liabilities acquired, intangible assets relating to the CUL banner and Span non-compete agreements in the amounts of $7,152 and $1,421 respectively were recorded. The net impact of the fair value adjustments was a reduction in CUL goodwill of $4,913 and Span goodwill of $1,220 from the amounts previously reported.

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	1,977	1,298
Inventories	807	29,699
Prepaid expenses	17	663
Future income taxes	145	3,524
Property and equipment	104	27,503
Other assets	32	843
Intangible assets	1,421	7,152
Goodwill	4,422	22,492
Total Assets	$ 8,925	$ 96,217
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,269	34,567
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,269	$ 41,959
Cash Consideration	$ 7,656	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.
Goodwill associated with the Span Alaska Enterprises, Inc. acquisition is deductible for tax purposes.

15. Future Accounting Standards

The CICA has issued the following new accounting standards:

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare both current and comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company has developed an implementation plan and is investing in resources and training to ensure a timely conversion. In executing the IFRS implementation plan, the Company is currently assessing the impact of IFRS on the consolidated financial statements and disclosure as well as the impact on information systems and internal controls over financial reporting.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2008 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2009 of $19.6 million, an increase of 4.2% over last year's fourth quarter earnings of $18.9 million. Diluted earnings per unit improved to $0.40 compared to $0.39 last year.

Sales increased 18.1% to $375.7 million compared to the fourth quarter last year but were down 2.8% on a same store basis excluding the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007 were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on March 31, 2009.

On behalf of the Trustees:

H. Sanford Riley
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 18.1% to $375.7 million compared to $318.0 million in 2007 and were up 10.9% excluding the foreign exchange impact. On a same store basis, sales decreased 2.8% excluding the foreign exchange impact and were down 2.1% including the comparable increases from Cost-U-Less, Inc. (CUL) stores open for more than one year. Food sales increased 21.9% and were up 5.2% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales decreased 11.6% and were down 19.6% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL on December 13, 2007, the acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008, and strong same store food sales growth across all of our banners offset weaker general merchandise sales in the quarter. The decrease in general merchandise sales in the quarter is primarily due to the impact of the Canadian Indian Residential School Settlement Act (IRSSA) payments on discretionary spending in the fourth quarter last year and the timing of the Permanent Fund Dividend (PFD) which was paid to residents of Alaska in the third quarter this year compared to the fourth quarter last year.

Cost of sales, selling and administrative expenses increased 19.9% to $343.6 million and increased 135 basis points as a percentage to sales compared to the fourth quarter of 2007. New and non-comparable store expenses accounted for approximately 43% of the dollar increase. The increase in the expense as a percentage to sales is mostly due to the discount margin structure of CUL and new Giant Tiger stores opened over the past year. On a comparable store basis, cost of sales, selling and administrative expenses increased 119 basis points as a percentage to sales. Higher freight

and energy-related costs in our remote stores, higher debt loss expense and lower staff productivity contributed to the dollar and percentage to sales increase. The increase in debt loss expense in the quarter compared to last year is largely due to debt loss recoveries in the fourth quarter last year, related to IRSSA and PFD income payments.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.1% to $32.2 million compared to $31.5 million in the fourth quarter last year but was down 4.3% excluding the impact of CUL and Span. Trading profit growth from new stores offset higher staff costs, debt loss and energy-related expenses.

Amortization increased 13.8% to $8.4 million largely due to depreciation on new stores including CUL. Interest expense decreased 26.9% to $1.8 million as a result of lower interest rates in the quarter compared to last year. Income taxes decreased 17.4% to $2.3 million. A decrease in future income tax expense in Canada was partially offset by an increase in International Operations income taxes due to higher earnings.

Net earnings increased $786,000 or 4.2% to $19.6 million. Diluted earnings per unit were up 2.6% to $0.40 compared to $0.39 last year.

Year-to-Date

Year-to-date sales increased 30.8% to $1.393 billion compared to $1.064 billion in 2007 and were up 28.6% excluding the foreign exchange impact. On a same store basis, sales increased 2.7% excluding the foreign exchange impact and were up 3.2% including the comparable increases from CUL stores open for more than one year. Food sales increased 36.5% and were up 6.1% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 10.2% but were down 6.4% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL and Span combined with strong same store food sales growth across all of our banners were the leading factors contributing to the sales increase.

Cost of sales, selling and administrative expenses increased 32.6% to $1.270 billion and increased 123 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for substantially all of the dollar increase. The increase in the expense as a percentage to sales is primarily due to the discount margin structure of CUL and new Giant Tiger stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 25 basis points as a percentage to sales. Higher freight and energy-related costs in our stores were more than offset by staff productivity gains and income earned from financial services and ancillary businesses.

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.7% to $122.3 million compared to $106.6 million last year and was up 3.7% excluding the impact of CUL and Span. Sales growth and income from financial services and ancillary businesses were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates, higher energy-related costs and new long-term incentive plans. As discussed in the third quarter report to unitholders, the Trustees approved new share unit-based long-term incentive (LTI) plans for officers and senior management. The new LTI plans are designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders through the grant of notional units. The new LTI plans are more aligned with current compensation practices but are more expensive than the Unit

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Purchase Loan Plan which will wind-up in late 2010. Excluding the $1.9 million expense related to the new long-term incentive plans, trading profit increased 16.5% and was 8.9% as percent to sales compared to 10.0% last year.

Amortization increased 18.9% to $32.1 million largely due to depreciation on new stores. Interest expense increased 11.3% to $8.3 million as a result of higher average debt levels compared to last year in part due to additional borrowings to fund the CUL acquisition. The interest expense resulting from higher average debt levels was partially offset by lower interest rates. Income taxes decreased $2.6 million to $6.5 million due to lower income taxes in the Canadian Operations as a result of the reorganization completed in the second quarter of 2007 and a decrease in future income tax expense. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $12.4 million or 19.7% to $75.4 million. Diluted earnings per unit were up 19.1% to $1.56 compared to $1.31 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $235.7 million from $238.4 million last year and were down 3.8% on a same store basis. Food sales increased 7.4% and were up 4.9% on a same store basis. Food inflation was approximately 4%. Food sales were up in all categories with grocery, tobacco, snack foods, dairy and chilled foods contributing the largest gains. Customers shopping trends are continuing to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 16.7% from last year and decreased 19.8% on a same store basis largely due to the exceptional 22% gain in the fourth quarter last year stimulated by the IRSSA payments. The discontinuance of our *Selections* catalogue at the end of last year also contributed to the sales decrease in the quarter. In this year's fourth quarter, general merchandise sales were down in all categories with the largest decreases in transportation, electronics and home furnishings.

Gross profit dollars decreased 2.1% due to the sales decline and a 32 basis points drop in gross profit rate compared to the fourth quarter last year. Lower food gross profit rates reflected market-driven price reductions and consumer trends toward lower margin, value-priced products. These factors offset higher general merchandise gross margin rates in the quarter resulting from an improved blend of higher-margin softline sales. Operating expenses increased 5.8% and were up 150 basis points as a percentage to sales largely due to higher staff and utility costs and an increase in debt loss expense. In the quarter the Company had an insurance related gain of $912,000 which was offset by head office employee termination costs. Canadian trading profit decreased 5.7% to $24.1 million and was 10.2% of sales compared to 10.7% to sales in the fourth quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International Operations sales increased $37.0 million to $114.5 million compared to $77.5 million in the fourth quarter last year due to the CUL and Span acquisitions. On a same store basis, sales increased 1.1% and were up 1.8% including comparable increases from CUL stores open for more than one year. In Alaska, sales in the quarter were negatively impacted due to the timing of the Permanent Fund Dividend (PFD) which was paid to qualified residents of Alaska in the third quarter this year compared to the fourth quarter last year.

Food sales increased 6.3% on a same store basis with most categories showing strong gains. Food inflation was approximately 4%. General merchandise same store sales decreased

18.5% largely due to the timing of the PFD previously noted. Similar to our northern Canada stores, sales were hit hardest in the big-ticket categories of transportation, electronics and home furnishings. The 2008 third quarter same store general merchandise sales increase was 43.3% and the overall second half increase was 5.3%.

Gross profit dollars were up 33.9% driven by sales growth however, the gross profit rate decreased from last year largely due to the impact of the lower margin structure at CUL and Span. Operating expense dollars increased 45.0% compared to the fourth quarter last year but decreased 41 basis points as a percent to sales as a result of the CUL and Span acquisitions. On a comparable basis, operating expenses increased 12.1% due to higher energy-related occupancy costs and higher debt loss expense related to the timing of the PFD. In the 2008 third quarter, there was a net debt loss recovery resulting from payments on credit accounts related to the PFD cheques.

Trading profit increased $600,000 to $6.5 million reflecting the impact of the Span acquisition and the impact of CUL over a full quarter. Excluding the CUL and Span acquisitions and the $600,000 gain on the disposition of shares in Associated Grocers in the fourth quarter last year, trading profit decreased 19.5% and as a percent of sales was 7.4% compared to 8.9% in the fourth quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .78:1 compared to .62:1 last year due in part to the weakening Canadian dollar and the impact on the translation of US denominated debt.

Working capital decreased $9.4 million compared to the fourth quarter last year. The increase in inventories is due to new stores in Canada and planned higher food inventory balances to take advantage of lower water freight rates versus air freight. The impact of the weakening Canadian dollar on the translation of US denominated inventories was also a factor. Accounts payable and accrued liabilities increased from the prior year largely due to the impact of a weakening Canadian dollar on the translation of US denominated accounts payable. New long-term incentive plans introduced during the year also contributed to the increase in accounts payable and accrued liabilities. The increase in the current portion of long-term debt is due to US$39 million of senior notes which mature June 15, 2009.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,722,000 compared to 47,700,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,441,000 compared to 48,416,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased $7.2 million or 15.0% to $40.9 million. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in accounts receivable in the quarter. Cash flow

from operations[1] decreased $3.3 million or 10.5% to $27.9 million due primarily to the change in future tax assets in the quarter compared to last year.

Cash used for investing activities in the quarter decreased to $16.9 million from $68.3 million last year largely due to the acquisition of Cost-U-Less, Inc. in the fourth quarter last year.

Cash used for financing activities in the quarter was $26.4 million compared to cash provided from financing activities of $13.1 million last year. The Fund paid distributions of $15.5 million, an increase of 18.5% compared to $13.1 million last year. In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At January 31, 2009, the Company had drawn $90.0 million on these facilities.

The US$39 million of senior notes mature June 15, 2009. The Company is in the process of refinancing the senior notes as long-term debt.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At January 31, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At January 31, 2009, the Company had US$4.8 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At January 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $50 million range (2008 - $49.4 million) reflecting the planned opening and acquisition of new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on March 31, 2009, distributable by April 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

Food sales and margin performance should continue to provide a solid, defensive base for the Fund in 2009. In remote markets, lower energy-related freight costs will have a deflationary affect on sales but should not impact food margins. Lower energy prices in these markets should also provide relief to our customers and to store operating costs in the second half of the year, as existing oil supplies are replenished. Food sales from our discount banners are trending very positively as a weaker economy encourages shoppers to look for value.

First half general merchandise sales and, in particular, first quarter earnings will be challenged by weak discretionary spending compared to IRSSA-driven sales gains last year.

Targeted growth initiatives will continue in 2009 together with a greater emphasis on achieving distribution, inventory, energy and staff productivity gains within all of our business areas.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	92 days	92 days	92 days	92 days	92 days	92 days	90 days	89 days
($ in millions)	2008	2007	2008	2007	2008	2007	2008	2007
Sales	$375.7	$318.0	$359.1	$255.7	$342.4	$256.4	$315.5	$234.4
Trading profit	32.2	31.5	33.5	27.5	30.6	26.0	25.9	21.6
Net earnings	19.6	18.9	22.1	18.5	18.4	14.8	15.2	10.8
Net earnings per unit:								
Basic	0.41	0.39	0.46	0.39	0.39	0.31	0.32	0.23
Diluted	0.40	0.39	0.46	0.39	0.38	0.30	0.32	0.23

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of January 31, 2009 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting. Based on an evaluation of the Company's internal controls over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting operated effectively as of January 31, 2009 to provide reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the internal controls over financial reporting during the quarter ended January 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories

As described in Note 2 of the 2008 fourth quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred to bring the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

Goodwill and Intangible Assets
The requirements of Section 3064 Goodwill and Intangible Assets have been adopted and reflected in the Company's financial statements as at January 31, 2009. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The adoption of this new standard has had no material impact on the Company's financial statements.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

International Financial Reporting Standards
The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company has developed an implementation plan and is investing in resources and training to ensure a timely conversion. In executing the IFRS implementation plan, the Company is currently assessing the impact of IFRS on the consolidated financial statements and disclosures as well as the impact on information systems and internal controls over financial reporting.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2008	2007	2008	2007
Net earnings	$ 19,644	$ 18,858	$ 75,378	$ 62,991
Add: Amortization	8,410	7,390	32,054	26,950
Interest expense	1,797	2,460	8,307	7,465
Income taxes	2,320	2,808	6,518	9,151
Trading profit	$ 32,171	$ 31,516	$ 122,257	$ 106,557

For trading profit information by business segment, refer to Note 12 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Fourth Quarter		Year-to-Date	
($ in thousands)	2008	2007	2008	2007
Cash flow from operating activities	$ 40,941	$ 48,160	$ 90,178	$ 93,591
Non-cash items:				
Change in other non-cash items	(1,062)	(43)	1,688	1,890
Change in non-cash working capital	(12,025)	(16,982)	14,458	(742)
Cash flow from operations	$ 27,854	$ 31,135	$106,324	$ 94,739

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 19, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

THE NORTH WEST COMPANY

NEWS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES FOURTH QUARTER EARNINGS AND A DISTRIBUTION

Winnipeg, March 19, 2009: North West Company Fund (the "Fund") today reported 2008 fourth quarter earnings of $19.6 million for the period ended January 31, 2009. The Fund also announces a quarterly distribution of $0.32 per unit to unitholders of record on March 31, 2009, distributable by April 15, 2009.

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2009 of $19.6 million, an increase of 4.2% over last year's fourth quarter earnings of $18.9 million. Diluted earnings per unit improved to $0.40 compared to $0.39 last year.

Sales increased 18.1% to $375.7 million compared to the fourth quarter last year but were down 2.8% on a same store basis excluding the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007 were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on March 31, 2009.

"We wrapped up a record year with continued strong performance from our food business. More store brand items, opportunity buys, better promotions and being priced right all contributed," commented President and CEO Edward Kennedy. "General merchandise sales in the quarter were softer than expected but not totally a surprise because we were up against exceptional sales last year tied to the timing of Permanent Fund Dividend and Indian Residential School Settlement Act distributions in our northern markets."

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 18.1% to $375.7 million compared to $318.0 million in 2007 and were up 10.9% excluding the foreign exchange impact. On a same store basis, sales decreased 2.8% excluding the foreign exchange impact and were down 2.1% including the comparable increases from Cost-U-Less, Inc. (CUL) stores open for more than one year. Food sales increased 21.9% and were up 5.2% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales decreased 11.6% and were down 19.6% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL on December 13, 2007, the acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008, and strong same store food sales growth across all of our banners offset weaker general merchandise sales in the quarter. The decrease in general merchandise sales in the quarter is primarily due to the impact of the Canadian Indian Residential School Settlement Act (IRSSA) payments on discretionary spending in the fourth quarter last year and the timing of the Permanent Fund Dividend (PFD) which was paid to residents of Alaska in the third quarter this year compared to the fourth quarter last year.

Cost of sales, selling and administrative expenses increased 19.9% to $343.6 million and increased 135 basis points as a percentage to sales compared to the fourth quarter of 2007. New and non-comparable store expenses accounted for approximately 43% of the dollar increase. The increase in the expense as a percentage to sales is mostly due to the discount margin structure of CUL and new Giant Tiger stores opened over the past year. On a comparable store basis, cost of sales, selling and administrative expenses increased 119 basis points as a percentage to sales. Higher freight and energy-related costs in our remote stores, higher debt loss expense and lower staff productivity contributed to the dollar and percentage to sales increase. The increase in debt loss expense in the quarter compared to last year is largely due to debt loss recoveries in the fourth quarter last year, related to IRSSA and PFD income payments.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 2.1% to $32.2 million compared to $31.5 million in the fourth quarter last year but was down 4.3% excluding the impact of CUL and Span. Trading profit growth from new stores offset higher staff costs, debt loss and energy-related expenses.

Amortization increased 13.8% to $8.4 million largely due to depreciation on new stores including CUL. Interest expense decreased 26.9% to $1.8 million as a result of lower interest rates in the quarter compared to last year. Income taxes decreased 17.4% to $2.3 million. A decrease in future income tax expense in Canada was partially offset by an increase in International Operations income taxes due to higher earnings.

Net earnings increased $786,000 or 4.2% to $19.6 million. Diluted earnings per unit were up 2.6% to $0.40 compared to $0.39 last year.

Year-to-Date

Year-to-date sales increased 30.8% to $1.393 billion compared to $1.064 billion in 2007 and were up 28.6% excluding the foreign exchange impact. On a same store basis, sales increased 2.7% excluding the foreign exchange impact and were up 3.2% including the comparable increases from CUL stores open for more than one year. Food sales increased 36.5% and were up 6.1% on a same store basis

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

excluding CUL and the foreign exchange impact. General merchandise sales increased by 10.2% but were down 6.4% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of CUL and Span combined with strong same store food sales growth across all of our banners were the leading factors contributing to the sales increase.

Cost of sales, selling and administrative expenses increased 32.6% to $1.270 billion and increased 123 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for substantially all of the dollar increase. The increase in the expense as a percentage to sales is primarily due to the discount margin structure of CUL and new Giant Tiger stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 25 basis points as a percentage to sales. Higher freight and energy-related costs in our stores were more than offset by staff productivity gains and income earned from financial services and ancillary businesses.

Trading profit or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.7% to $122.3 million compared to $106.6 million last year and was up 3.7% excluding the impact of CUL and Span. Sales growth and income from financial services and ancillary businesses were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates, higher energy-related costs and new long-term incentive plans. As discussed in the third quarter report to unitholders, the Trustees approved new share unit-based long-term incentive (LTI) plans for officers and senior management. The new LTI plans are designed to enhance the Company's ability to attract and retain employees and to directly align a portion of their compensation with the interests of unitholders through the grant of notional units. The new LTI plans are more aligned with current compensation practices but are more expensive than the Unit Purchase Loan Plan which will wind-up in late 2010. Excluding the $1.9 million expense related to the new long-term incentive plans, trading profit increased 16.5% and was 8.9% as percent to sales compared to 10.0% last year.

Amortization increased 18.9% to $32.1 million largely due to depreciation on new stores. Interest expense increased 11.3% to $8.3 million as a result of higher average debt levels compared to last year in part due to additional borrowings to fund the CUL acquisition. The interest expense resulting from higher average debt levels was partially offset by lower interest rates. Income taxes decreased $2.6 million to $6.5 million due to lower income taxes in the Canadian Operations as a result of the reorganization completed in the second quarter of 2007 and a decrease in future income tax expense. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International Operations as a result of higher earnings.

Net earnings increased $12.4 million or 19.7% to $75.4 million. Diluted earnings per unit were up 19.1% to $1.56 compared to $1.31 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter decreased 1.1% to $235.7 million from $238.4 million last year and were down 3.8% on a same store basis. Food sales increased 7.4% and were up 4.9% on a same store basis. Food inflation was approximately 4%. Food sales were up in all categories with grocery, tobacco, snack foods, dairy and chilled foods contributing the largest gains. Customers shopping trends are continuing to shift towards convenience, ready-to-eat and value-priced private-label products. General merchandise sales were down 16.7% from last year and decreased 19.8% on a same store basis largely due to the exceptional 22% gain in the fourth quarter last year stimulated by the IRSSA payments. The discontinuance of our *Selections* catalogue at the end of last year also contributed to the sales decrease in the quarter. In this year's fourth quarter, general merchandise sales were down in all categories with the largest decreases in transportation, electronics and home furnishings.

Gross profit dollars decreased 2.1% due to the sales decline and a 32 basis points drop in gross profit rate compared to the fourth quarter last year. Lower food gross profit rates reflected market-driven

price reductions and consumer trends toward lower margin, value-priced products. These factors offset higher general merchandise gross margin rates in the quarter resulting from an improved blend of higher-margin softline sales. Operating expenses increased 5.8% and were up 150 basis points as a percentage to sales largely due to higher staff and utility costs and an increase in debt loss expense. In the quarter the Company had an insurance related gain of $912,000 which was offset by head office employee termination costs. Canadian trading profit decreased 5.7% to $24.1 million and was 10.2% of sales compared to 10.7% to sales in the fourth quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International Operations sales increased $37.0 million to $114.5 million compared to $77.5 million in the fourth quarter last year due to the CUL and Span acquisitions. On a same store basis, sales increased 1.1% and were up 1.8% including comparable increases from CUL stores open for more than one year. In Alaska, sales in the quarter were negatively impacted due to the timing of the Permanent Fund Dividend (PFD) which was paid to qualified residents of Alaska in the third quarter this year compared to the fourth quarter last year.

Food sales increased 6.3% on a same store basis with most categories showing strong gains. Food inflation was approximately 4%. General merchandise same store sales decreased 18.5% largely due to the timing of the PFD previously noted. Similar to our northern Canada stores, sales were hit hardest in the big-ticket categories of transportation, electronics and home furnishings. The 2008 third quarter same store general merchandise sales increase was 43.3% and the overall second half increase was 5.3%.

Gross profit dollars were up 33.9% driven by sales growth however, the gross profit rate decreased from last year largely due to the impact of the lower margin structure at CUL and Span. Operating expense dollars increased 45.0% compared to the fourth quarter last year but decreased 41 basis points as a percent to sales as a result of the CUL and Span acquisitions. On a comparable basis, operating expenses increased 12.1% due to higher energy-related occupancy costs and higher debt loss expense related to the timing of the PFD. In the 2008 third quarter, there was a net debt loss recovery resulting from payments on credit accounts related to the PFD cheques.

Trading profit increased $600,000 to $6.5 million reflecting the impact of the Span acquisition and the impact of CUL over a full quarter. Excluding the CUL and Span acquisitions and the $600,000 gain on the disposition of shares in Associated Grocers in the fourth quarter last year, trading profit decreased 19.5% and as a percent of sales was 7.4% compared to 8.9% in the fourth quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .78:1 compared to .62:1 last year due in part to the weakening Canadian dollar and the impact on the translation of US denominated debt.

Working capital decreased $9.4 million compared to the fourth quarter last year. The increase in inventories is due to new stores in Canada and planned higher food inventory balances to take advantage of lower water freight rates versus air freight. The impact of the weakening Canadian dollar on the translation of US denominated inventories was also a factor. Accounts payable and accrued liabilities increased from the prior year largely due to the impact of a weakening Canadian dollar on the translation of US denominated accounts payable. New long-term incentive plans introduced during the year also contributed to the increase in accounts payable and accrued

liabilities. The increase in the current portion of long-term debt is due to US$39 million of senior notes which mature June 15, 2009.

Outstanding Units
The weighted average basic units outstanding for the quarter were 47,722,000 compared to 47,700,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,441,000 compared to 48,416,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased $7.2 million or 15.0% to $40.9 million. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in accounts receivable in the quarter. Cash flow from operations[1] decreased $3.3 million or 10.5% to $27.9 million due primarily to the change in future tax assets in the quarter compared to last year.

Cash used for investing activities in the quarter decreased to $16.9 million from $68.3 million last year largely due to the acquisition of Cost-U-Less, Inc. in the fourth quarter last year.

Cash used for financing activities in the quarter was $26.4 million compared to cash provided from financing activities of $13.1 million last year. The Fund paid distributions of $15.5 million, an increase of 18.5% compared to $13.1 million last year. In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At January 31, 2009, the Company had drawn $90.0 million on these facilities.

The US$39 million of senior notes mature June 15, 2009. The Company is in the process of refinancing the senior notes as long-term debt.

The Company's International Operation has available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At January 31, 2009, the Company had drawn US$52 million on these facilities. The International Operation also has available demand revolving loan facilities of US$15 million. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At January 31, 2009, the Company had US$4.8 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At January 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Net capital expenditures for 2009 are expected to be in the $50 million range (2008 - $49.4 million) reflecting the planned opening and acquisition of new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on March 31, 2009, distributable by April 15, 2009.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses.

OUTLOOK

Food sales and margin performance should continue to provide a solid, defensive base for the Fund in 2009. In remote markets, lower energy-related freight costs will have a deflationary affect on sales but should not impact food margins. Lower energy prices in these markets should also provide relief to our customers and to store operating costs in the second half of the year, as existing oil supplies are replenished. Food sales from our discount banners are trending very positively as a weaker economy encourages shoppers to look for value.

First half general merchandise sales and, in particular, first quarter earnings will be challenged by weak discretionary spending compared to IRSSA-driven sales gains last year.

Targeted growth initiatives will continue in 2009 together with a greater emphasis on achieving distribution, inventory, energy and staff productivity gains within all of our business areas.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	92 days	92 days	92 days	92 days	92 days	92 days	90 days	89 days
($ in millions)	2008	2007	2008	2007	2008	2007	2008	2007
Sales	$375.7	$318.0	$359.1	$255.7	$342.4	$256.4	$315.5	$234.4
Trading profit	32.2	31.5	33.5	27.5	30.6	26.0	25.9	21.6
Net earnings	19.6	18.9	22.1	18.5	18.4	14.8	15.2	10.8
Net earnings per unit:								
Basic	0.41	0.39	0.46	0.39	0.39	0.31	0.32	0.23
Diluted	0.40	0.39	0.46	0.39	0.38	0.30	0.32	0.23

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of January 31, 2009 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting. Based on an evaluation of the Company's internal controls over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting operated effectively as of January 31, 2009 to provide reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the internal controls over financial reporting during the quarter ended January 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories
As described in Note 2 of the 2008 fourth quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred to bring the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

Goodwill and Intangible Assets
The requirements of Section 3064 Goodwill and Intangible Assets have been adopted and reflected in the Company's financial statements as at January 31, 2009. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The adoption of this new standard has had no material impact on the Company's financial statements.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

International Financial Reporting Standards
The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company has developed an implementation plan and is investing in resources and training to ensure a timely conversion. In executing the IFRS implementation plan, the Company is currently assessing the impact of IFRS on the consolidated financial statements and disclosures as well as the impact on information systems and internal controls over financial reporting.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's

operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

($ in thousands)	Fourth Quarter 2008	Fourth Quarter 2007	Year-to-Date 2008	Year-to-Date 2007
Net earnings	$ 19,644	$ 18,858	$ 75,378	$ 62,991
Add: Amortization	8,410	7,390	32,054	26,950
Interest expense	1,797	2,460	8,307	7,465
Income taxes	2,320	2,808	6,518	9,151
Trading profit	$ 32,171	$ 31,516	$ 122,257	$ 106,557

For trading profit information by business segment, refer to Note 12 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Fourth Quarter 2008	Fourth Quarter 2007	Year-to-Date 2008	Year-to-Date 2007
Cash flow from operating activities	$ 40,941	$ 48,160	$ 90,178	$ 93,591
Non-cash items:				
Change in other non-cash items	(1,062)	(43)	1,688	1,890
Change in non-cash working capital	(12,025)	(16,982)	14,458	(742)
Cash flow from operations	$ 27,854	$ 31,135	$106,324	$ 94,739

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 19, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 221 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of Cdn. $1.4 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1317; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1317; email jking@northwest.ca

or visit on-line at www.northwest.ca